STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: Resolutions were duly adopted by written consent of the Board of Directors of Unseen Solar, Inc. setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the first sentence of Article FOURTH so that, as amended, the first sentence of Article FOURTH shall be and read as follows:

The total number of authorized shares which the corporation is authorized to issue is 500,000,000 shares of common stock having a par value of $0.0001 per share and 20,000,000 shares of preferred stock having a par value of $0.0001 per share.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

[Signature Page Follows.]

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 21st day of November, 2012.

By:	/s/ Craig S. McMillan
Authorized Officer
Title:	Chief Executive Officer and Secretary
Name:	Craig S. McMillan